UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Medigus Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 1.00 per share

(Title of Class of Securities)

58471G201

(CUSIP Number)

Kfir Silberman

L.I.A. Pure Capital Ltd

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

L.I.A. Pure Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,603,920*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,603,920*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,603,920*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%*
14	TYPE OF REPORTING PERSON

CO

* Includes (i) 4,433,920 Shares underlying 221,696 American Depositary Shares of the Issuer (“ADSs”), each of which represents 20 Shares, and (ii) 1,500,000 Shares underlying 75,000 Series C Warrants, each of which is exercisable into 1 ADS.

2

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Kfir Silberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,757,920#
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,757,920#
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,757,920#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%#
14	TYPE OF REPORTING PERSON

IN

# Includes (i) 4,587,920 Shares underlying 229,396 ADSs (of which 7,700 ADSs are directly owned by Mr. Silberman), and (ii) 1,500,000 Shares underlying 75,000 Series C Warrants.

3

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Eli Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Benad Goldwasser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel and USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		261,290
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

261,290
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Ronen Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Eli Yoresh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel and Latvia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		166,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

166,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 58471G201

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the election of Eli Cohen, Benad Goldwasser, Ronen Rosenbloom and Eli Yoresh to the Board of Directors of the Issuer (the “Board”) at the annual general meeting of shareholders of the Issuer held on September 20, 2018 (the “Annual Meeting”), as described in further detail in Item 4 below, such individuals are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 3. Pure Capital and Kfir Silberman will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of Pure Capital and Mr. Silberman is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Pure Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Of the Shares beneficially owned by Pure Capital, (i) 4,433,920 of such Shares (representing Shares underlying 221,696 ADSs) have an aggregate purchase price of approximately $736,133, excluding brokerage commissions, and (ii) 670,000 of such Shares have an aggregate purchase price of NIS 417,250, excluding brokerage commissions. The 75,000 Series C Warrants owned by Pure Capital, each of which has an exercise price of $3.50 to receive one ADS, have an aggregate purchase price of $66,257, excluding brokerage commissions.

The securities purchased by Messrs. Silberman and Yoresh and Prof. Goldwasser were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 154,000 Shares directly beneficially owned by Mr. Silberman (representing Shares underlying 7,700 ADSs) is approximately $24,557, excluding brokerage commissions. The aggregate purchase price of the 261,290 Shares directly beneficially owned by Prof. Goldwasser is approximately NIS 162,000, excluding brokerage commissions. The aggregate purchase price of the 166,614 Shares directly beneficially owned by Mr. Yoresh is approximately NIS 115,647, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

8

CUSIP NO. 58471G201

On September 20, 2018, the Issuer announced that all four of Pure Capital’s director nominees, Eli Cohen, Benad Goldwasser, Ronen Rosenbloom and Eli Yoresh, were elected to the Board at the Annual Meeting while the proposal to elect the Issuer’s director nominees was not approved. Accordingly, effective as of the end of the Annual Meeting, the Board is comprised of four members, consisting of Messrs. Cohen, Goldwasser, Rosenbloom and Yoresh.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 63,697,758 Shares outstanding as of August 15, 2018, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 16, 2018.

As of the close of business on September 25, 2018, Pure Capital beneficially owned 6,603,920 Shares, including 4,433,920 Shares underlying 221,696 ADSs and 1,500,000 Shares underlying 75,000 Series C Warrants, constituting approximately 10.1% of the Shares outstanding.

As of the close of business on September 25, 2018, Mr. Silberman, directly beneficially owned 154,000 Shares, consisting of Shares underlying 7,700 ADSs, constituting less than 1% of the Shares outstanding. Mr. Silberman, as the Chairman and Chief Executive Officer of Pure Capital, may be deemed to beneficially own the 6,603,920 Shares beneficially owned by Pure Capital, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 6,757,920 Shares, constituting approximately 10.4% of the Shares outstanding.

As of the close of business on September 25, 2018, Prof. Goldwasser directly beneficially owned 261,290 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on September 25, 2018, Mr. Yoresh directly beneficially owned 166,614 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on September 25, 2018, Messrs. Cohen and Rosenbloom did not beneficially own any Shares, constituting 0% of the Shares outstanding.

(b)       By virtue of his position with Pure Capital, Mr. Silberman and Pure Capital may be deemed to have sole power to vote and dispose of the Shares reported owned by Pure Capital.

Mr. Silberman has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Prof. Goldwasser has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Mr. Yoresh has the sole power to vote and dispose of the Shares directly beneficially owned by him.

9

CUSIP NO. 58471G201

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 25, 2018, Pure Capital and Kfir Silberman entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1       Joint Filing Agreement, dated September 25, 2018.

10

CUSIP NO. 58471G201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2018

L.I.A. Pure Capital Ltd

By:	/s/ Kfir Silberman
	Name:	Kfir Silberman
	Title:	Chairman and Chief Executive Officer

/s/ Kfir Silberman
Kfir Silberman

/s/ Eli Cohen
Eli Cohen

/s/ Benad Goldwasser
Benad Goldwasser

/s/ Ronen Rosenbloom
Ronen Rosenbloom

/s/ Eli Yoresh
Eli Yoresh

11

CUSIP NO. 58471G201

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased	Price Per Security ($ or NIS)	Date of Purchase

L.I.A. Pure Capital Ltd

Purchase of Ordinary Shares	30,000	NIS 0.575	09/20/2018
Purchase of ADSs*	3,000	$3.9500	09/25/2018
Purchase of ADSs*	1,000	$3.6500	09/25/2018
Purchase of Series C Warrants	50,000	$1.0000	09/25/2018

* Each ADS represents 20 Ordinary Shares.